SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Resource Real Estate Diversified Income Fund

3.	Securities and Exchange Commission File No.: 811-22749

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 18th Floor

New York, NY 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Craig Foster

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

(614) 469-3280

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

(855) 747-9559

The Fund's administrator, ALPS Fund Services, Inc. maintains certain required accounting related and financial books and records of Resource Real Estate Diversified Income Fund (the “Registrant”).

DST Systems, Inc.

PO Box 219169

Kansas City, MO 64121

(816) 435-1000

The Fund’s transfer agent, DTS Systems, Inc., maintains certain required books and records of the Registrant related to its function as transfer agent.

MUFG Union Bank, N.A.

350 California Street, 6th Floor

San Francisco, California 94104

(800) 238-4486

The Fund’s custodian, MUFG Union Bank, N.A. maintains certain books and records of the Registrant related to its function as custodian.

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

(303) 623-2577

The Fund’s distributor, ALPS Distributors, Inc., maintains certain required books and records of the Registrant related to its function as distributor.

Resource Real Estate, LLC

717 Fifth Avenue, 18th Floor

New York, NY 10022

(212) 506-3899

The other required books and records are maintained by Resource Real Estate, LLC.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed-end

10.	State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Resource Real Estate, LLC

717 Fifth Avenue, 18th Floor

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

13.	If the fund is a unit investment trust ("UIT") provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

December 3, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: May 1, 2020

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions):

The merger of Resource Real Estate Diversified Income Fund (the “Target Fund”) into Goldman Sachs Real Estate Diversified Income Fund (the “Surviving Fund’) was completed on May 18, 2020 before the opening of business (the “Closing Date”). In the merger, all of the assets of the Target Fund were transferred to the Surviving Fund, in exchange for the assumption of the Target Fund’s stated liabilities by the Surviving Fund and shares of the Surviving Fund. Each shareholder of the Target Fund received shares of the Surviving Fund of a corresponding class of the Surviving Fund as of the Closing Date.

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: - N/A

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[X]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

Following shareholder approval of a proposed merger between the Target Fund and the Surviving Fund, all assets and shareholders were transferred to the Surviving Fund as of the Closing Date. Each shareholder of the Target Fund received the number of shares of the Surviving Fund having an aggregate net asset value equal to the value of the shares of the Target Fund held by the shareholder, such that the value of the shareholder's account with the Surviving Fund immediately after the merger was the same as the value of the shareholder's account with the Target Fund immediately prior to the merger.

If No,

(a)	How many shareholders does the fund have as of the date of this form is filed?

(b)	Describe the relationship of each remaining shareholders to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$278,578
(ii) Accounting expenses:	$0
(iii) Other expenses:
Printing, mailing, and solicitation:	$186,418
Audit fee	$0
Service Provider Contract Termination Fees	$111,783
State Securities Filings	$355
Insurance Premiums	$76,500
(iv) Total expenses:	$653,634

(b)	How were those expenses allocated? Expenses were allocated between Resource Real Estate, LLC and Goldman Sachs Asset Management, L.P. (adviser to the Surviving Fund).

(c)	Who paid those expenses? Please see response to Question 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative processing?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Goldman Sachs Real Estate Diversified Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-23499

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-235514; Form N-14; February 19, 2020.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of, Resource Real Estate Diversified Income Fund, (ii) he is an officer of Resource Real Estate Diversified Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Lawrence S. Block
Lawrence S. Block
Secretary, Chief Compliance Officer and Senior Vice President,
Resource Real Estate Diversified Income Fund